UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              RF MONOLITHICS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    74955F106
                              --------------------
                                 (CUSIP Number)

                                December 31, 1998
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                               CUSIP NO. 74955F106


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Quaker Capital Management Corporation
      ------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group

      (a)
            -------------------------------------------------------
      (b)   X
            -------------------------------------------------------

3.    SEC Use Only
                      ---------------------------------------------

4.    Citizenship or Place of Organization                    Pennsylvania
                                                            ---------------

 Number of        5.    Sole Voting Power                           317,900
   Shares                                                   ---------------
Beneficially      6.    Shared Voting Power                         315,400
  Owned by                                                  ---------------
Each Reporting    7.    Sole Dispositive Power                      317,900
   Person                                                   ---------------
    With:         8.    Shared Dispositive Power                    315,400
                                                            ---------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      633,300
      -----------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares
             --------

      The Reporting Person disclaims beneficial ownership of 621,800 shares owned by its clients.

11.   Percent of Class Represented by Amount in Row (9)

               11.08%
             --------

12.   Type of Reporting Person                                    IA
                                                            --------------


                               Page 2 of 4 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 74955F106


      This  constitutes  Amendment  No. 1 to the Schedule 13G of Quaker  Capital
Management Corporation filed with the Securities and Exchange Commission on October 20, 1998 relating to the Common Stock of RF Monolithics, Inc.(the "Schedule 13G").

Item 4 of the Schedule 13G is hereby amended and restated to read as follows:

Item 4.     Ownership
            ---------

      (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 621,800 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals own 11,500 shares of the Common Stock of the Issuer.

      (b) The shares covered by this report represent 11.08% of the Common Stock of the Issuer.

      (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of the Issuer. The Reporting Person has shared voting and dispositive power over 315,400 shares and sole voting and dispositive power over 306,400 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals have sole voting and dispositive power over the 11,500 shares owned by the Reporting Person and/or its principals.

Item 6 of the Schedule 13G is hereby amended and restated to read as follows:

Item 6.     Ownership of More than Five Percent on
            Behalf of Another Person
            ---------------------------------------

            621,800 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from


                               Page 3 of 4 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 74955F106


            the sale of such shares. No client is known to own more than 5% of the class.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 14, 1999
                                          -----------------------------
                                                      Date


                                          /s/ Mark G. Schoeppner
                                          -----------------------------
                                                    Signature


                                          Mark G. Schoeppner, President
                                          -----------------------------
                                                    Name/Title



                                Page 4 of 4 Pages